Exhibit 99.46

Mogo Announces Voting Results from Special Meeting of Shareholders

VANCOUVER, Sept. 15, 2017 /CNW/ - Mogo Finance Technology Inc. (TSX: MOGO; OTCQX: MOGOF) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, and a provider of innovative financial products to consumers, is pleased to announce the positive results from the votes at today’s special meeting of Mogo’s shareholders.

The special meeting was convened to allow shareholders to consider and vote upon three matters: (i) to consider an ordinary resolution (the “Wekerle Resolution”) approving the conversion feature in respect of $6,250,000 aggregate principal amount of 10% secured convertible debentures of the Company held by Michael Wekerle and certain of his associates and affiliates; (ii) to consider a special resolution (the “Preferred Share Resolution”) approving an amendment of the articles of the Company in order to create a class of preferred shares, issuable in one or more series; and (iii) to consider an ordinary resolution (the “Stock Option Plan Resolution”) approving an amendment to the Company’s stock option plan to increase the maximum number of options that can be granted under the plan, so that the aggregate number of common shares reserved for issuance under the plan does not exceed a) the greater of 15% of the issued and outstanding common shares of the Company, and b) 3,200,000. All three matters are more particularly described in the management information circular of the Company dated July 31, 2017.

Approximately 40.76% of the common shares of the Company were represented at the meeting in person or by proxy.

A simple majority of the votes cast at the meeting (excluding the votes attached to the common shares currently held by Mr. Wekerle and his associates and affiliates – representing approximately 19.67% of the issued and outstanding common shares as at July 31, 2017) was required in order to pass the Wekerle Resolution. Approximately 99.58% of the disnterested common shares voted at the meeting were voted in favour of the Wekerle Resolution.

The approval of the Preferred Share Resolution required the affirmative vote of 66⅔% of the votes cast at the meeting. Approximately 80.00% of the common shares voted at the meeting were voted in favour of the Preferred Share Resolution.

A simple majority of the votes cast at the meeting was required in order to pass the Stock Option Plan resolution. Approximately 79.88% of the common shares voted at the meeting were voted in favour of the Preferred Share Resolution.

Details of the voting results will be filed under Mogo’s profile on SEDAR www.sedar.com.

About Mogo

Mogo (TSX: MOGO; OTCQX: MOGOF) — a Vancouver-based financial technology company — is focused on building the best digital financial services experience in Canada, with innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, the Mogo Prepaid Visa® Card, mortgages and personal loans. With more than 450,000 members and growing, Mogo is offering consumers real alternatives to the big banks. To learn more, please visit mogo.ca or download the mobile app

(iOS or Android).

SOURCE Mogo Finance Technology Inc

View original content: http://www.newswire.ca/en/releases/archive/September2017/15/c3277.html

%SEDAR: 00037190E

For further information: Craig Armitage, Investor Relations, craiga@mogo.ca, (416) 347-8954

CO: Mogo Finance Technology Inc

CNW 19:15e 15-SEP-17